

April 28, 2011

Dwight L. Merriman
Chief Executive Officer
Industrial Income Trust Inc.
518 Seventeenth Street, 17th Floor
Denver, Colorado 80202

       Re: **Industrial Income Trust Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed February 25, 2011
               File No. 333-159445

Dear Mr. Merriman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               Sonia Barros
                               Special Counsel

cc: Judith D. Fryer, Esq.
        Alice L. Connaughton, Esq.
        Via *facsimile*: (212) 801-6400